UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Company Registry (NIRE): 353.001.861-33

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

Publicly Held Company

MINUTES OF THE 304TH MEETING OF THE BOARD OF DIRECTORS

HELD ON OCTOBER 10, 2016

1.            DATE, TIME AND VENUE: At 8:00 a.m., on October 10, 2016, the meeting was held via conference call, pursuant to paragraph 7, Article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2.            CALL NOTICE: The meeting was called pursuant to Paragraph 3, Article 17 of the Company’s Bylaws.

3.            ATTENDANCE: All the members of the Board of Directors (“Board”).

4.            PRESIDING: Mr. Murilo Cesar L. S. Passos, Chairman, who invited me, Michele de Oliveira Endler Virgilio, to be the Secretary.

5.            AGENDA: To consider and vote on:

(i)         the fifth issue of simple, non-convertible, unsecured debentures, in a single series, in accordance with Articles 52 and subsequent articles of Federal Law 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), by the Company, for public distribution with restricted placement efforts, pursuant to Instruction 476 issued by the Securities and Exchange Commission of Brazil (“CVM”) on January 16, 2009, as amended (“CVM Instruction 476” and “Restricted Offer”), in the overall amount of six hundred and twenty million reais (R$620,000,000.00), with firm guarantee of placement, (respectively, “Debentures”, “Issue” and “Total Issue Amount”);

(ii)        authorizing the executive officers of the Company to carry out any act, execute any contracts and/or instruments and any amendments thereto that may be necessary to consummate the Issue and the Restricted Offer, including, but not limited to: (a) Issue Indenture (as defined herein); (b) Engagement of financial institutions duly authorized to coordinate and intermediate the Restricted Offer (“Managers”), as well as any other service providers related to the Issue, the Restricted Offer and the Debentures, including, but no limited to, the legal advisor of the Restricted Offer, trustee, settlement bank and transfer agent;

(iii)       granting, by the Company, of personal guarantee, in the form of suretyship, to AES Sul Distribuidora Gaúcha de Energia S.A., a corporation registered as a publicly held company with the CVM, with registered office located at Rua Dona Laura, nº 320, 10° andar, CEP 90430-090, in the city of Porto Alegre, state of Rio Grande do Sul, inscribed in the roll of corporate taxpayers (CNPJ) under number 02.016.440/0001-62 (“AES Sul”), in which it assumes joint and several obligation as guarantor and principal payer of the total debt of AES Sul represented by the AES Sul Debentures (as defined herein), plus the respective applicable remuneration, fine and interest on late payment, as well as other pecuniary obligations to be provided for in the “Private Indenture of the Fourth (4th) Issue of Simple, Non-convertible, Unsecured Debentures, in a Single Series, with Additional Personal Guarantee, for Public Distribution, with Restricted Distribution Efforts, with Firm Guarantee of Subscription, of AES Sul Distribuidora Gaúcha de Energia S.A.” (“AES Sul Issue Indenture”), regarding the one hundred and ten thousand (110,000) debentures, with nominal unit value of ten thousand reais (R$10,000.00), issued in a single series, in the total amount of one billion and one hundred million reais (R$1,100,000,000.00) on the Issue date (“AES Sul Debentures”), in favor of the holders of AES Sul Debentures, represented by the trustee appointed in AES Sul Issue Indenture; and

(iv)      ratifying the acts carried out by the Company’s Executive Board in connection with the matters above.

6.            MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

After examining and discussing the matters of the Agenda, the Board unanimously and without restrictions:

(i)         approved, in accordance with paragraph 1 of Article 59 of Brazilian Corporation Law and sole paragraph of Article 6 and item “i” of Article 17 of the Company’s Bylaws, the Fifth (5th) Issue of Debentures of the Company, for public distribution, with restricted placement efforts, with firm guarantee, pursuant to terms and conditions to be provided for in the “Private Instrument of the Fifth (5th) Issue of Simple, Non-convertible, Unsecured Debentures, in a Single Series, for Public Distribution with Restricted Distribution Efforts, with Firm Guarantee of Subscription, of CPFL Energia S.A.” (“Issue Indenture”), which will have the following characteristics and conditions:

(a) Total Issue Amount: the Total Issue Amount will be six hundred and twenty million reais (R$620,000,000.00) on the Issue Date (as defined herein);

(b) Series: the Debentures will be issued in a single series;

(c) Number of Debentures: sixty-two thousand (62,000) Debentures will be issued;

(d) Use of Proceeds: the Company will use the proceeds from the Issue to acquire direct or indirect ownership interest in AES Sul Distribuidora Gaúcha de Energia S.A.;

(e) Issue Date: for all legal purposes, the date of issue of the Debentures will be October 20, 2016 (“Issue Date”);

(f) Nominal Unit Value of the Debentures: the nominal unit value of Debentures on the Issue Date will be ten thousand reais (R$10,000.00) (“Nominal Unit Value”). The Nominal Unit Value will not be adjusted for inflation.

(g) Form, Convertibility and Proof of Ownership of the Debentures: the Debentures will be registered and of book-entry form, without the issue of certificates, and will not be convertible into shares of the Company. For all purposes and effects, the ownership of Debentures will be proved through a statement issued by the financial institution responsible for bookkeeping the Debentures. Moreover, the statement issued by CETIP S.A. – Clearing House (“CETIP”) on behalf of the owners of Debentures, when Debentures are held in electronic custody at CETIP21 – Securities (“CETIP21”), will be recognized as proof of ownership of Debentures;

(h) Type: the Debentures will be of unsecured type;

(i) Duration and Maturity: Debentures will have duration of forty-eight (48) months as of the Issue Date and therefore mature on October 20, 2020 (“Maturity Date”), except in the cases of Early Redemption or Early Maturity;

(j) Amortization: the Nominal Unit Value of the Debentures will be amortized in two (2) annual and consecutive installments as of the thirty-sixth (36th) month, inclusive, as of the Issue Date, with the first one due on October 20, 2019 and the last one due on the Maturity Date;

(k) Early Redemption and Extraordinary Amortization: the Company, at its sole discretion and at any time after the subscription and payment of the Debentures, may: (1) conduct the early redemption of all Debentures at their Nominal Unit Value, with the consequent cancellation of the redeemed Debentures; or (2) extraordinarily amortize up to ninety-nine per cent (99%) of the Nominal Unit Value, which should proportionately include all Debentures; in both cases (1) and (2), the amount includes the Remuneration and any other charges due and unpaid up to the Early Redemption or Extraordinary Amortization date, as applicable, plus a Premium to be calculated as provided for in the Issue Indenture;

(I) Optional Acquisition: The Company may, at any time, observing the periods established in CVM Instruction 476, repurchase Debentures, according to paragraph 3, Article 55 of Brazilian Corporation Law. The Debentures repurchased by the Company may be canceled, held in treasury by the Company, or re-placed in the market, observing the conditions under CVM Instruction 476. Debentures repurchased by the Company and held in treasury pursuant to this item, if and when re-placed in the market, will be entitled to the same Remuneration applicable to the other Debentures;

(m) Remuneration: remuneration for the Debentures will consist of compensatory interest corresponding to cumulative variation of one hundred fourteen point five zero percent (114.50%) of the average daily rates Interbank Deposit (DI) rate for one day, “over extra group”, as calculated and published by CETIP, in the Daily Newsletter available on its website (http://www.cetip.com.br) (“DI Rate”), expressed as a percentage per year of two hundred fifty-two (252) business days, calculated exponentially and cumulatively, on a pro rata temporis basis, by business days elapsed, accrued over the Nominal Unit Value from the Issue Date through the Maturity Date; or on the date of early settlement resulting from the early maturity of the Debentures, due to one of the early maturity events to be provided for in the Issue Indenture; or on the Early Redemption date, in accordance with terms to be provided for in the Issue Indenture, and paid at the end of each Capitalization Period, as defined in the Issue Indenture, in accordance with the formula included in the Issue Indenture (“Remuneration”);

(n) Payment of Remuneration: the Remuneration will be paid semiannually, as of the Issue Date, with the first payment on April 20, 2017 and other payments on the 20th of October and April of each subsequent year, and the final payment due on the Maturity Date (or on the date of Early Redemption or Early Maturity of Debentures, as applicable);

(o) Maturity and Form of Subscription and Payment: the Debentures will be subscribed to at their Nominal Unit Value, plus the respective Remuneration, calculated on a pro rata temporis basis from the Issue Date until the effective payment date. The Debentures will be paid in cash, in local currency, upon subscription, according to the settlement rules applicable to CETIP;

(p) Registration for Placement and Trading: the Debentures will be registered for distribution in the primary market through the Asset Distribution Module (“MDA”), managed and operated by CETIP, with financial settlement through CETIP. The Debentures will be registered for trading in the secondary market through CETIP21, managed and operated by CETIP, with the distribution and trading of the Debentures with financial settlement through CETIP, with Debentures held under electronic custody at CETIP;

(q) Early Maturity: The Debentures will have their early maturity declared in the cases to be provided for in the Issue Indenture;

(r) Distribution Plan: The distribution plan will follow the procedure described in CVM Instruction 476. Thus, the Managers of the issue will be allowed access to up to seventy-five (75) Professional Investors, and the subscription or acquisition of Debentures by at most fifty (50) Professional Investors is permitted. The target public of the Restricted Offer is professional investors, as defined under Article 9-A of CVM Instruction 539, of November 13, 2013, as amended, and Article 2 of CVM Instruction 476 (“Professional Investors”);

(s) Scheduled Negotiation: Scheduled negotiation does not apply;

(t) Fine and Interest for Late Payment: in case the Company fails to pay any amount due to the Debentureholders, any amounts overdue and unpaid by the Company, including, but not limited to, the payment of the Remuneration due pursuant to the Issue Indenture, will be subject, irrespective of prior notice, notification, or court or out-of-court notification: (i) to conventional, irreducible and non-compensatory fine of two percent (2%); and (ii) to interest for late payment at the rate of one percent (1%) per month, calculated on a pro rata temporis basis from the date of default through the date of the effective payment; and

(u) Other Characteristics: Any other characteristics of the Debentures, the Issue and the Restricted Offer are described in the Issue Indenture and other documents related thereto.

(ii)        expressly authorized the Company’s Executive Board to negotiate, formalize, execute and manage the resolutions taken in this meeting, as well as carry out any acts and execute any documents, including any amendments to the respective instruments required for the performance of the resolutions approved herein, including, but not limited to, any acts necessary for: (i) executing the Issue Indenture; (ii) engaging the Managers of the issue and other financial institutions authorized to operate in the securities market as agents of the Restricted Offer; and (iii) engaging service providers related to the Debentures, including the legal advisor, trustee, settlement bank, transfer agent, organized over-the-counter market entities, distribution and trading systems of Debentures in primary and secondary markets, and other institutions that may be deemed necessary to consummate the Restricted Offer;

(iii)       approved, pursuant to items “n” and “t”, Article 17 of the Company’s Bylaws, the granting of irrevocable suretyship, as guarantor and principal  payer of total debt of AES Sul Distribuidora Gaúcha de Energia S.A. represented by AES Sul Debentures, plus the applicable Remuneration and charges for late payment, as well as other pecuniary obligations provided for in the AES Sul Issue Indenture, including those due to the trustee, such as any indemnifications, any evidenced costs or expenses incurred by the trustee and/or the holders of AES Sul Debentures arising from suits, proceedings and/or other court or out-of-court measures necessary to protect their rights and prerogatives regarding the Debentures (“Guarantee Amount”), expressly waiving the benefit of discussion, rights and permission of any nature established in Articles 333, sole paragraph, 364, 366, 821, 824, 827, 830, 834, 835, 836, 837, 838 and 839, all of the Brazilian Civil Code, and Article 794, of Federal Law 13,105, of March 16, 2015 (“Code of Civil Procedure”), by CPFL Energia, in guarantee of performance of the obligations arising from the AES Sul Debentures, in accordance with the terms and conditions of the AES Sul Issue Indenture; and

(iv)      ratified all acts already carried out by the Executive Board of the Company in connection with the resolutions in items (i), (ii) and (iii) above.

7.            CLOSING: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and the Secretary. Murilo Cesar L. S. Passos, Décio Bottechia Júnior, Ana Maria Elorrieta, Arnaldo José Vollet, Francisco Caprino Neto, José Florêncio Rodrigues Neto, Martin Roberto Glogowsky and Michele de Oliveira Endler Virgilio.

This is a true copy of the original minutes drawn up in the Book of Minutes of meetings of the Board of Directors no. 7, pages 48 to 56.

Michele de Oliveira Endler Virgilio

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 14, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.